Filed by Duddell Street Acquisition Corp.
This communication is filed pursuant to Rule 425 under
the United States Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Duddell Street Acquisition Corp.
Commission File Number: 001-39672
Date: November 30, 2021

Transcript of Absolute Return Podcast #187: Leadership Chat: FiscalNote CEO Tim Hwang

Welcome investors to The Absolute Return Podcast. Your source for stock market analysis, global macro musings and hedge fund investment strategies, your hosts, Julian Klymochko, and Michael Kesslering aim to bring you the knowledge and analysis you need to become a more intelligent and wealthier investor. This episode is brought to you by Accelerate Financial Technologies. Accelerate because performance matters. Find out more at accelerateshares.com.

Julian Klymochko: All right. We are live with Tim from FiscalNote, which is about to be a brand new, a public company. So, prior to getting into the weeds on the business model, Tim, I'd like you to walk us through exactly what FiscalNote is? Specifically, what was the idea behind its founding? And what's the company's mission?

Tim Hwang: Yeah, well, it's great to be on, you know, FiscalNote was born out of my two interests in technology and politics. For those who don't know, I actually start off my career actually in politics a very far field from the world of finance and technology and, you know, start off my career working for then Senator Obama as he was running for President back in 2008. Very interesting campaign obviously using a lot of technology, a lot of data information to be able to of course run a major Presidential election. And then I did something really crazy after that and I ended up running for office. Ran for the board of education in Montgomery County, Maryland, the largest district in the State of Maryland. Over a million residents, almost 200,000 students. Two and a half billion-dollar budget, you know, 20,000 teachers.

I got elected after that election at the age of 17. Much to my surprise, people actually voted for me. And so, I really got the rough and tumble of politics all the way from, you know, Presidential politics down to, you know, local and state politics. And one of the things that you really appreciate when you're in politics is just how disorganized everything is. Everyone's trying to stay on top of, you know, what everybody else is doing. You have people in the White House whose very job is to track what remember if Congress is saying, and you know, what they're proposing and all these different things and could imagine, you know, let's say that you are on the school board, you're on The Board of Education somewhere. And, you know, you have these regulations that are coming down from the department of education in DC from your State Department of Education from your City Council, from your General Assembly, whatever it is.

And just the monstrous amount of regulations it is to operate a Government body is insane. And so, one of the kind of insights that I had actually, when I was in Government was, you know, oftentimes we'd sort of ask ourselves, what is the law for this? What is the law for that? And I remember we were debating once the minimum wage laws. And I remember just thinking to myself, you know, everyone was debating what the minimum wage law is, you know, how it was determined and all these different things. And you know, if you're sitting in Government and you don't even know what the laws that you're trying to govern by are you know, how do you expect the private sector to actually understand those regulations as well? So, you know, you're trying to monitor laws and regulations, you know, in labor or sustainability or data privacy or whatnot. You've got a hodgepodge regulators and members of Congress and, you know, State lawmakers and City Council members to comply with. And so, that was really the Genesis for the idea, you know, I'd studied Computer Science and Politics at Princeton, was actually starting my MBA over HBS or Harvard Business School. And decided to drop out to really pursue this idea of bringing together, you know, laws and regulations in a technology context. And I guess just to get into FiscalNote, you know, really, we decided to build a company that aggregates laws and regulations and legislation and statutes from around the world, and then build essentially a Bloomberg like terminal where instead of looking up, equities and fixed income and, you know, commodities and whatnot, you could look up individual laws, individual regulations in any country on the planet and the ability to instantaneously have that on your fingertips. We felt like with the transformative in changing the relationship between the private sector and the public sector, and fundamentally helping people to navigate Government's regulatory uncertainty.

Julian Klymochko: So, getting into the weeds on how the business actually works, you're collecting and analyzing just vast amounts of publicly available Government information, enabling your customers better navigation of uncertainty, opportunity and risk, but how practically do you do that? Is it a lot of artificial intelligence and machine learning? Is it a bunch of, you know, manual just going through different documents from a human's perspective, or is it a combination of both?

Tim Hwang: So, we use a lot of automation and artificial intelligence in our tools to be able to really collect process classify, you know, summarize, make searchable, all this information. It used to be, you know, a 100 or 200 years ago. I mean, there is an existing legal information and legal content industry, right? That you would have, you know, thousands of employees sitting in Minneapolis or, you know, these days in emerging markets like the Philippines or Pakistan or whatnot. We're really trying to make sense of this. And I think that a lot of the innovation that we brought to market was really combining cutting edge artificial intelligence, text processing, natural language processing to collecting data from multiple different countries around the world and multiple different languages. And then being able to stick that into a software platform that people could access.

And one of the analogies that I always use is that, you know, on wall street, you know, pre, you know, 1940s, 1950s, you know, you would have people, you know using pencil and paper effectively, you know, writing individual prices. Before that they would have chalkboards where they would write the stock prices, you know, at the exchanges and the like, and then eventually we saw a movement towards you know, digitalization and use of technology and artificial intelligence. You know, I think we're seeing that in the Government and legal spaces today where, you know, it wasn't maybe chalkboards, but now it's, you know, paper books and a lot of, you know, who knows who, and, you know, can I call this lawyer, that lawyer? And game of telephone really translating that into real actionable intelligence for laws and regulations.

Julian Klymochko: One thing I noticed that really popped out to me in the investor presentation and materials is the notion of FiscalNote as category creator. Why is that important for investors?

Tim Hwang: Well, I think that, you know, being a category creator affords a lot of different opportunities, right? You have the ability to really set the standards for how you define new software capabilities. Terminology around, you know, expectations for individual customers. And then you really kind of lead the market with innovation and, you know, this is something I tell product managers inside our company all the time, but, you know, you can have the best balance sheet, you can have an amazing culture, you know, blah, blah, blah, blah, blah. But ultimately business is very simple. It's building a great product for customers that they purchase over and over and over again, I don't care if you sell cars or hamburgers or enterprise software, you have to build great products for customers. So, I think that in our case, being a category creator means that we are pioneering this market.

We are pushing the boundaries of what's possible in terms of collecting laws and regulations. We're pushing the boundaries in terms of, the use of artificial intelligence and law, the automation of law, and we're now expanding into enterprise software. So, things like cloud-based software that other legal departments are using and pioneering the next question of not only what's going on in lost regulations, but what do we do about it? Right. And so, in fields as far field as ESG or data privacy or cryptocurrencies or cannabis, or, you know on gig economy, we're now pioneering entire new software categories in these spaces to be able to leverage data and platform that we have and really build innovative products on top of that.

Julian Klymochko: Now, with respect to the company's business model, you describe it as the Bloomberg of Government information. So, I assume you have a subscription service and, you know, can you talk about the business model, how you guys make money and also some examples of perhaps some of your larger customers?

Tim Hwang: Yeah, yeah, no, absolutely. So, we are a subscription business primarily, and basically our customers subscribe to our platform where they can purchase information feeds or individual user licenses. So, the primary ways in which we increase our customer bases, they can either add more users onto the platform. And that's where the continuous innovation around new software modules is important or they can buy more data sets, right? So, if you want to purchase, you know, Japanese regulations or Mexican court cases, or Australian legislation. We will essentially upsell you incremental data sets. And, you know, for those who, you know, effectively use Bloomberg or Refinitiv, or Capiq or FactSet or Morningstar, you know, I think people are very familiar with this business model. You know, I think when it comes to, you know, incremental opportunities that we see, you know, the way in which we invest our R&D resources comes down to, can we add incremental data sets that our customers are looking for?

And can we incrementally build, let's say an ESG module that basically enables our customers to look up ESG regulations and then comply with those regulations on an individual software [Inaudible 00:09:35] So that continues the expansion of our software over time. We power over 3000 customers today. We have a large number of customers in a diverse range of industries. You know, we have, for instance, a number of Government customers, you know, Department of Defense, large chunks of the U.S. Military Intelligence Agencies, Federal Reserve, The White House, every member of the house in the Senate in Congress, you know, all currently using FiscalNote, you know, in their case, trying to secure Government budgets, you know, from the appropriations process every year. We have over half The Fortune 100, currently using the platform. So, customers like you know, 3M or AstraZeneca, you know, large individual businesses and for a number of fields from healthcare to financial services, technology, oil and gas, regulated sectors, that are really using our platforms to monitor regulatory activity for their individual companies.

Michael Kesslering: Could you add a little bit further context with regards to the unit economics that each customer will have in terms of the profitability of that customer and what it costs to acquire each of them and kind of how large you're seeing this market can grow too?

Tim Hwang: Yeah, so I think in our most recent reportable corridor, we had LT cap ratios of just over four which basically demonstrates that we have very healthy unit economics, but at least in terms of customer acquisition you, know, I will say that we are a data software subscription business, which is essentially means that, you know, we build it once and we sell it over and over and over again. So, you know, we have very, very high gross margins that effectively enable us to be able to invest in continuous growth sales and marketing R&D to drive the growth of business. You know, I think as we add, for instance, a new data set, you know, we can build a new capability, you know, really quickly, and then we can bring that to market by cross-selling and upsetting our customers on a consistent basis. So, our R&D process really revolves around the ability to identify a market opportunity in the form of a new data set or a new workflow capability, you know, say it's a cannabis regulation or something, and then be able to go after a number of customers in that category. In terms of, you know, the way that we think about the market opportunity, as I mentioned, you know, the legal information, legal content, legal analysis base is about a 37-billion-dollar market. And to put that in context, the financial data vendor market, you know, of which, you know, Capiq, S&P, HIS Markit and whatnot are part of, is about roughly the same size. So, you have a large number of players at are in the space but this is a fairly fragmented market which means that we see a very big opportunity to both create the market leader, but also consolidate a large number of players in the public market, which is also a very large growth strategy of ours as we can enter into our new life as a public entity.

Michael Kesslering: So, what you're really dealing with a lot is in terms of your data sets is information is asymmetry where, you know, it's just very unclear. With regards to the regulations, the connection between, as you had mentioned, Local Federal and State Governments even, are you getting a lot of pushbacks from consultants and lawyers that may have a lot of expertise within a particular niche that they're kind of pushing back against this kind of all-in-one data provider that's using AI? Is that something you're seeing pushback from?

Tim Hwang: No, and in actuality, we have a large number of those folks who are customers of ours, right? Because it actually automates a large chunk of the grunt work, if you, all that they do. I expect that our customers will be better experts than us at individual policies, but that doesn't mean that they still don't have to do the grunt work of, you know, finding the needle in the haystack and finding this legislation or reading this regulatory text or whatnot, and to the extent that we can automate some of those workflows and create those opportunities for them to be able to think about more strategic things, that's really, you know, what we're focused on and we have a great relationship with law service providers who do that, on behalf of themselves, but also on behalf of the clients.

Julian Klymochko: Tim, you did mention some growth opportunities and the consolidation opportunity within your sector. I was wondering if you could talk about your biggest growth opportunities on a go forward basis for FiscalNote, in addition to your approach to mergers and acquisitions.

Tim Hwang: So thematically speaking you know; FiscalNote is really chasing after, we call regulated sectors for the future. So, these are sectors where we believe there to be a high level of regulatory activity uncertainty and, you know, if you open up The Wall Street Journal or Bloomberg and you see every morning, it's, you know, SCC comes out with new guidance about Cryptocurrencies or EPA guidance for not, you know sustainability reporting or, you know, Department of Labor, you know, set an issue, new requirements around gig economy or [Inaudible 00:15:10] or something, right? So, there's a lot of regulatory activity going on and we see ourselves as really being able to navigate those particular challenges, very uniquely for our customers. So, we've essentially identified a number of kinds of industry-based sectors of the future where we expect there to be a large number of activity.

You know, I just listed out a few, you know, others include autonomous vehicles, electric vehicles, which to a large extent are still being subsidized by the Federal Government and will continue to be subsidized by the Federal Government. So, these are areas where markets will entirely move based off the whims of regulators. And our expectation is that we should be able to interpret that for our clients. So that's the thematic approach to growth, I think at a tactical level, you know, let's talk about some organic versus inorganic. Organically speaking, at a tactical level, we are no different from any other subscription business, right? So how do we grow our customer? How do we grow our revenues? We grow the number of customers that we have, and we sell more stuff towards existing customers, that's pretty much it.

So, you know, we can talk about the individual strategies, you know, going into Europe and Asia and after different customer segments and, you know, cross selling incremental new products and things like that. But fundamentally it comes down to getting more customers and selling our existing customers, more things. So, you know, how do we do that? We expand the sales capacity, the marketing capacity, you know, of our business by, you know, using the proceeds for instance, of some of the merger component here. But also, being able to, you know, continuously innovate in the market, right? So, the more data sets, the more modules that we add, we have a broader product portfolio for us to able to sell more stuff to our customers and expand the relationships that we have with new customers that are coming in. On the M&A front, you know, we are a very acquisitive company, and I think we will continue to be, you know, our primary focus is on finding really interesting Bolton businesses that accelerate a new data set, a new workflow capability.

Yeah, as an example you know, two companies I'll just list out. Very recently we bought a company called Oxford Analytica at the beginning of this year which is a content information provider, specifically focused around emerging markets. So Latin America, you know, Sub-Saharan Africa, Southeast Asia. The ability for us to be able to add those data sets to our platform was, you know, obviously game changing, right. And the ability to be able to expand the coverage that we have. Timebase is another example. We bought an Australian legislative and regulatory business that gave us deep levels of information into the Australian market, to the extent that customers have exposure in Australia. We can essentially now upsell on this incremental data set. We bought a company called Equilibrium, which is a Bolton carbon emission and sustainability reporting tool for ESG providers and for investor relations professionals.

So, to the extent that the SCC or institutional investors are asking for carbon emissions data, we can actually now supply you with the workflow tool that enables you to be able to, you know, take those measurements and supply those out. And so, I think that we're constantly on the haunt for these Bolton products where we can just keep adding them on and then take them through our thousands and thousands of customers and be able to cross sell and upsell those capabilities. And, you know, we will say that, you know, we have a very deep pipeline, you know, we're expecting and forecasting that even as we go into 2022, that we're going to be pushing almost 40 million bucks of top line revenue growth just by these Bolton Acquisitions that we continue to kind of grab as we grow our business here.

Julian Klymochko: Yeah, I did notice historically you have been a very acquisitive company in getting into this going public transaction merger with SPAC Duddell Street Acquisition. I assume that will just further accelerate that M&A strategy given you'll now have publicly traded paper that you can utilize for these M&A trades, but aside from the ability to further facilitate Acquisitions, what was the idea behind going public via by a SPAC and what made Duddell the ideal SPAC partner?

Tim Hwang: Yeah, it's a great question. So, you know, like many other late-stage venture back businesses, we evaluated a bunch of different opportunities to go public. We looked at traditional IPO route, we looked at the SPAC route. We probably talked to a number of different players in the SPAC space. And, you know, I think, number one, you know, we felt like given the strategy that we have as a company. The opportunity to access long term permanent capital, combine with a tradeable currency for further M&A was really compelling. As a private company, that's very hard. The private capital markets right now are very active, but institutionally speaking, there's still a lot of friction to raise private capital, you know, there's months of diligence and rounds and rounds of meetings and, you know, it just takes a very long amount of time.

And so given the fast-paced strategy that we have, you know, that combined with an M&A oriented strategy, really focused on Bolton transactions, it's very hard to do high velocity, high capital related transactions in the private markets. So, we made the decision to go public and as we were valuing these different approaches, Duddell Street really stood out on top. And the reason why is because of two reasons, the first is, as you might have read in the press release, you know, the SPAC sponsor is backstopping the entirety of the trust account.

Julian Klymochko: Yeah.

Tim Hwang: That is extremely rare as you both know in the SPAC world for a SPAC sponsor to provide 100% certainty of proceeds in the trust account. So, you know, here are the things that I don't have to worry about, right. I don't have worry about redemptions. I can plan 2022, 2023 pretty easily because I know how much capitals be coming into the business. And, you know, it's effectively fully underwritten going public transaction. The second thing is that not only was the sponsor going to backstop the trust account, but they're going to anchor the pipe. And so, a lot of the SPAC transactions are happening right now that are going through the de-SPAC process. You know, obviously I think many people know that the pipe mark has been very tough.

Julian Klymochko: Yep.

Tim Hwang: And that's why we've seen a little bit of a slowdown in terms of the number of deal announcements. But the messaging that comes from the sponsor here is basically we believe in this company so much that not only are we willing to backstop the entirety of the trust account, but we're going to feed the first money in the pipe. And I think that, you know, that does two things. So, number one is, you know, that's extremely strong signaling to the market.

Julian Klymochko: Oh, for sure.

Tim Hwang: In terms of, you know, the certainty of the transaction closing, you know, to the management team, to be able to do the planning but secondarily, you know, the benefits over a traditional IQ process in that type of structure are very obvious, right? You have a set price, certainty of closing, certainty of proceeds and that's well worth, you know, the incremental dilution that might happen from the promoter, from some of the other components of the transaction.

Julian Klymochko: Yeah, that's a great point. Being certainty of the cash on hand, because, you know, redemptions have been and pretty significant. So, I can see the appeal of a very strong sponsor, SPAC partner that can backstop that, such that, you know, that this will come with the, I believe 275 million in gross proceeds. So, speaking of that, what do you plan on using this capital for?

Tim Hwang: Well, the primary use of the capital effectively is, I think, you know, to effectuate the growth strategy of the business, right? So, you know, a lot of the things that we just talked about in terms of getting more customers, selling more to existing customers and of course the M&A strategy that we've laid out in terms of consolidating big chunks in the market. You know, we believe that the use of the proceeds effectively to be able to enact that strategy in terms of our long-term growth plan, getting to, you know, almost 400 million in revenues over the course next couple of years is very, very possible. So, you know, when I tell a lot of our employees internally, which is that, you know, going public particularly in this way is definitely a great milestone. But candidly, you know, a lot of businesses, a lot of their growth, you know, has really come from, you know, the post IPO, post de-SPAC process, right? A lot of the growth in terms of the appreciation of the stock and the growth of business has come in the public markets, and we expect that a lot of that will also happen for our business as well.

Michael Kesslering: And so, you also have some pretty high-profile early investors with Mark Cuban, Jerry Yang, Steve Case. Can you talk a little bit about the experience of raising that early capital for year company? As we do have a lot of investors that listen to the podcast, but also a lot of founders that maybe going through that process themselves.

Tim Hwang: Yeah, you know, I think this just speaks to maybe the hustle of this management team. But you know, we met Mark through a cold email. I literally went on Google, found his email address on Google. I shot him a cold email and he responded in a couple minutes and that was it, he was the first check-in. Same the goes for Jerry, you know, we met almost randomly, but you know. One of the things that is really interesting to me, now as a late-stage founder is, you shouldn't chase investment as an early-stage founder, you should try and build a sustainable and great business. And the reality is that if you build a great company with great unit economics and great customer base and a great product, investors will be knocking down the door to try and get into your company.

So, you shouldn't try and build a business to, you know, try and get capital. You should try and build a great company. And I think, you know, a lot of benefit comes from that, but to your other question on the experience of working with these investors, you know, I think that we have been really blessed to be working with a lot of investors who saw our vision really early on. And one of the interesting things about our company, and I'll say this because I, you know, advise a lot of businesses and have invested in a lot of companies as well, is that we've never pivoted our mission and we've never pivot pivoted our product. From day one, you know, we wanted to build technology platform that aggregated laws and regulations, that we sold on a subscription basis. That business has never pivoted from day one. And so, I think that, you know, a lot of our investors who've been along with us for the ride have really been so supportive of that vision and continue to be supportive in this transaction where, you know, they're rolling a hundred percent of their equity proceeds into the public markets with zero secondary because they believe that the company can, you know, continue the pathway that we've been on over the course of next couple years or so.

Julian Klymochko: And with respect to that, what's some of the feedback that you've received from investors on these recent agreement to go public?

Tim Hwang: Well, I mean, I think everyone's very excited. They're excited that we're, you know, able to get into the public markets and, you know, effectuate our strategy. I think as a private company, we have been very active, you know, we've raised a lot of capital, you know, we have conducted a lot of M&A transactions. And yeah, I think as you get larger, it just gets harder and harder too, you know, continue enact the strategy that we have. That being said, I mean, our mission and vision are still the same. We still want to keep aggregating more and more laws and regulations and we've want to make them use it for our customers. And you know, you look at the market right now and you see, you know, a lot of companies in case like [Inaudible 00:27:53] in the tax space or Thomson Reuters in the legal space.

And you know S&P now merging with IHS Markit, you know, in the financial information space, these companies are twenty, fifty, hundred-billion-dollar market cap businesses. And, you know, I think that we see a similar opportunity to build a large business of scale. And really, it's just a question of, how we get there? You know, we're not a transactional business, right? I mean, I don't worry tomorrow that something bad it'll happen. And, you know, my revenues will fall off a cliff. I know every single year, you know, thousands of thousands of customers renew every single year. That compounds over and over and over again. And it's basically, it's inevitable, you know, that will effectively get to a large point as long as we continue to, you know, have great relationships with our customers, build a great product, keep our retention rates high and continue to innovate that, you know, it's kind of inevitable that we'll get to a business of significant scale.

Julian Klymochko: Makes a lot of sense. And I like the analogy of being the Bloomberg of Government information. I mean, that certainly has appeal for investors. And to the extent investors are interested. So, the SPAC currently trades under the ticker symbol, DSAC. And when the business combination completes as expected in the first quarter of 2022, your new ticker will be NOTE, note. So that's a good one. Easy to remember, Tim, thanks so much for coming on the show today. Super exciting stuff, and congrats on all that you've built.

Tim Hwang: Yeah, thanks for having me.

Julian Klymochko: And inspiring entrepreneurs. It's actually possible, a cold email to Mark Cuban, and then get him as an investor. I'm sure we'll be receiving a number of emails after this one, but thanks so much and take care. Wish you the best of luck.

Tim Hwang: Thanks a lot.

Julian Klymochko: All right, bye everyone.

Thanks for tuning in to the Absolute Return Podcast. This episode was brought to you by Accelerate Financial Technologies. Accelerate, because performance matters. Find out more at www.AccelerateShares.com. The views expressed in this podcast to the personal views of the participants and do not reflect the views of Accelerate. No aspect of this podcast constitutes investment legal or tax advice. Opinions expressed in this podcast should not be viewed as a recommendation or solicitation of an offer to buy or sell any securities or investment strategies. The information and opinions in this podcast are based on current market conditions and may fluctuate and change in the future. No representation or warranty expressed or implied is made on behalf of Accelerate as to the accuracy or completeness of the information contained in this podcast. Accelerate does not accept any liability for any direct indirect or consequential loss or damage suffered by any person as a result relying on all or any part of this podcast and any liability is expressly disclaimed.

Additional Information and Where to Find It

For additional information on the proposed business combination, see Duddell Street’s Current Report on Form 8-K, which was filed November 8, 2021. In connection with the proposed business combination, Duddell Street intends to file relevant materials with the Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4, which will include a proxy statement/prospectus of Duddell Street, and will file other documents regarding the proposed business combination with the SEC. Duddell Street’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about FiscalNote, Duddell Street and the proposed business combination. Promptly after the Form S-4 is declared effective by the SEC, Duddell Street will mail the definitive proxy statement/prospectus and a proxy card to each shareholder entitled to vote at the meeting relating to the approval of the business combination and other proposals set forth in the proxy statement/prospectus. Before making any voting or investment decision, investors and shareholders of Duddell Street are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed business combination. The documents filed by Duddell Street with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

Duddell Street and its directors and executive officers may be deemed participants in the solicitation of proxies from its shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Duddell Street will be included in the proxy statement/prospectus for the proposed business combination when available at www.sec.gov. Information about Duddell Street’s directors and executive officers and their ownership of Duddell Street shares is set forth in Duddell Street’s prospectus, dated prospectus is October 28, 2020. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement/prospectus pertaining to the proposed business combination when it becomes available. These documents can be obtained free of charge from the source indicated above.

FiscalNote and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Duddell Street in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will,” “are expected to,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “pro forma,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding FiscalNote’s industry and market sizes, future opportunities for FiscalNote and Duddell Street, FiscalNote’s estimated future results and the proposed business combination between Duddell Street and FiscalNote, including pro forma market capitalization, pro forma revenue, the expected transaction and ownership structure and the likelihood, timing and ability of the parties to successfully consummate the proposed transaction. Such forwardlooking statements are based upon the current beliefs and expectations of Duddell Street’s and FiscalNote’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond Duddell Street’s or FiscalNote’s control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements. Except as required by law, Duddell Street and FiscalNote do not undertake any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.